

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2012

Via E-mail
Mr. Charles O'Dowd
President and Chief Executive Officer
ABCO Energy, Inc.
100 E. Fort Lowell Road
Tucson, Arizona 85719

> **Re:** **ABCO Energy, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed June 11, 2012**
> **File No. 024-10226**

Dear Mr. O'Dowd:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We partially reissue comment two of our letter dated April 27, 2012. We note several remaining references in the offering statement that imply that the shares being offered will be registered or that you will be subject to public company reporting requirements and certain Sarbanes-Oxley requirements. Please revise your disclosure throughout the offering statement as appropriate.

2. We reissue comment three of our letter dated April 27, 2012. Please sequentially number the offering statement (in addition to any internal numbering which otherwise may be present) from the first page of the document through the last page and any exhibits or attachments thereto. Also include the total number of pages contained in a numbered original on the first page of the offering statement. See Rule 252(b) of Regulation A.

Part I—Notification, page 2

3. You appear to have omitted Item 5 of Part I of Form 1-A. Please revise your disclosure to specify the item number and to address this item.

4. Please revise your "N/A" responses to clearly indicate "Not Applicable" for each response as appropriate.

Item 1. Significant Parties, page 2

5. Please revise to provide the full business and residential addresses, as applicable, for the persons and entities discussed in Item 1.

6. We note your disclosure in Item 1(f) that you have no promoters. Please reconcile this disclosure with your disclosure in the second paragraph of page 30, where you indicate that Mr. O'Dowd and Mr. Shorey are promoters.

Item 4. Jurisdictions in Which Securities are to be Offered, page 2

7. Please revise to clarify where the securities will be registered and where the securities will qualify for an exemption from registration.

8. If Exchange Act Rule 3a4-1 will be relied upon, please supplementally provide us with sufficient facts on how your officers will satisfy the elements of such rule. We may have further comment.

Part II—Offering Circular
Cover Page, page 4

9. We partially reissue comment eight of our letter dated April 27, 2012. Please revise to clarify your statement in footnote one that "[t]here will be no underwriting discounts and commissions" in light of the estimate underwriting discounts and commissions in the related table and the preceding sentence that states "[t]he Company will pay up to these amounts."

10. We note that according to page five of your form of subscription agreement filed as exhibit 3.1, you intend to hold payments tendered by the subscriber in an escrow account pending acceptance of the subscription. Please disclose your arrangement to place funds received in escrow on the cover page of your offering circular and clarify the duration during which the company will make a determination to accept or reject the subscriptions.

11. Please revise your cover page to indicate that the minimum number of shares per investor is 5,000 shares.

12. Briefly address whether there is a market for the company's securities.

Offering Circular Summary, page 7
Business Overview, page 7

13. We note that you appear to have deleted references to New Jersey in response to comment 11 of our letter dated April 27, 2012. Please advise us of the reasoning behind deleting the reference to your operations in New Jersey.

Acquisition of Energy Conservation Technologies, Inc., page 7

14. We note your disclosure that "[a]s a result of the SEA, the outstanding shares of ENYC as of June 30, 2011 were restated in a one for twenty three (1 for 23) reverse division …The result of the reverse division will be a reissue of all pre-acquisition shares of ENYC." Please revise to clarify the last sentence noted in this paragraph. Additionally, indicate the percentage and number of shares retained by the prior ENYC shareholders and also indicate the percentage and number of shares that the shareholders of ABCO receive in the share exchange agreement.

General Introduction, page 8

15. We note that you have deleted the references to the metropolitan areas where you expected to expand your business. Please advise us why the company determined to delete its reference to the specific cities where the company hopes to expand. If the company's expansion plans included these cities, please reinsert the prior references to the specific cities.

Risk Factors, page 9

16. We note that you have revised the disclosure to delete the reference to a "high" degree of risk and that the stockholders could lose all or part of their investment. Other sections of your document continue to indicate that the company has a high degree of risk and the stockholders could lose their investment. Please revise to reinsert the deleted language.

The Offering, page 9

17. We partially reissue comment 42 of our letter dated April 27, 2012. For the sake of clarity, please revise this section to refer to the common stock offered by the Company, rather than "Common stock offered by selling security holder" and then defining such "Selling Shareholder" as ABCO Energy, Inc. Furthermore, we note additional references

to selling security holders under Plan of Distribution starting on page 19. Please revise accordingly.

Risk Factors, page 11

18. We note in your response to prior comment 16 that you have deleted several risk factors as not being applicable to the company. For example, you have deleted the risk factor "We may not be able to build our brand awareness" but it appears that this risk factor is still a risk to the company. Please advise us why you believe each of the deleted risk factors is not a risk to the company. We may have further comment.

19. In the risk factor "Our controlling securityholders may take actions that conflict with your interests" you have deleted the identity of David Shorey, the prior CFO of the company. Please revise the risk factor to identify David Shorey as a significant shareholder who along with Charesl O'Dowd would be able to exercise control over the company.

Use of Proceeds, page 17

20. We partially reissue comment 17 of our letter dated April 27, 2012. Please revise the use of proceeds table to also include the use of proceeds if the offering is only successful at the 25% level and present the order of priority in which the use of proceeds will be applied.

21. We reissue comment 18 of our letter dated April 27, 2012. We note your cover page indicates underwriting discount and commissions of $937,500. Your Use of Proceeds table indicates brokerage commissions and expenses of $700,000. Please revise as appropriate or advise us of the differences and include a footnote on your cover page addressing any form of non-cash compensation paid. In this regard, we note that your supplemental response references footnote 4 to the Use of Proceeds table, which does not appear to be applicable.

22. We note your response to comment 22 of our letter dated April 27, 2012. It appears from the last sentence of footnote 5 that all $100,000 of the legal and accounting expenses have been incurred. If true, please revise your earlier statement in the footnote that "most" of this expense has been incurred to indicate that all of such expense has been incurred.

23. We note your response to comment 23 of our letter dated April 27, 2012. It is unclear what miscellaneous costs you are referring to in footnote 6 in light of your disclosure in footnote 5 that legal and accounting expenses account for the entire $100,000 to which these footnotes are appended. Please revise to clarify the amount of proceeds allocated to "miscellaneous costs."

Dilution, page 19

24. We note your response to comment 26 and we additionally note that the amount of common stock outstanding as of March 31, 2012 was 19,362,436 shares.   We reissue our comment. Please revise to compare the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired during the past three years, or which they have a right to acquire to the investors contribution under the proposed offering and their effective cash contribution. Also compare the percentage ownership of the company of the officers, directors, promoters and affiliated persons to the ownership of the investors in this offering.

25. Please reconcile your narrative disclosure regarding the amount and percentage of dilution in the second paragraph of this section with the amount and percentage described in the tabular disclosure. In this regard we note your refer to $0.46 per share and 57% dilution and later refer to $0.65 per share and 81% dilution.

Plan of Distribution, page 20

26. We partially reissue comment 28 of our letter dated April 27, 2012. Please disclose whether the offering will be registered in the jurisdictions you discuss in the first full paragraph of page 20 or conducted under an exemption. If an exemption will be relied upon, please disclose the nature of the exemption.

27. We note your statement that "[i]f, after the date of this Offering Circular, the Company enters into an agreement to sell its shares … we will need to file a post-effective amendment to the registration statement of which this Offering Circular is a part." Please note that the Offering Circular is not part of a registration statement. Please revise as appropriate.

28. We also note your statement that "[w]e are bearing all costs relating to the registration of the common stock, which are estimated at …." Given that you are not registering the common stock in connection with filing of your Form A-1, please revise your statement as appropriate.

29. We note your disclosure that you may file either an S-1 registration statement or a Form 8-A to become a reporting company. It is unclear how you would file a Form 8-A to become a reporting company. Please advise or revise your disclosure to clarify. Also revise your disclosure in the section "There is no current market for our shares" on page 21.

Management's Discussion and Analysis, page 22

30. We reissue comment 32 of our letter dated April 27, 2012. We are unable to locate any changes to your disclosure in response to our comment. Please revise to clarify the last

sentence of the first paragraph of this section. In this regard, it appears to suggest that all of your financial information is reported in accordance with GAAP, but also should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

31. We note your disclosure in the first bullet point on page 22 that residential customers represented 91% of total revenue in 2011 and that the remaining 9% was from commercial and government installations. Please reconcile this with your disclosure in the second bullet point that residential and commercial systems accounted for approximately 50% of your sales during 2011.

32. We reissue comment 34 of our letter dated April 27, 2012. Please revise your disclosure to provide the basis for your statement in the first bullet point on page 22 that your current backlog and product sales indicate a "50/50" split between residential and commercial customers in 2012.

33. We partially reissue comment 35 of our letter dated April 27, 2012. Please revise your disclosure in the last bullet point on page 22 to identify the "industry sources and publications" to which you are referring. Please provide us with supplemental copies of such sources or working website links.

Fiscal Year 2011 Compared to Fiscal Year 2010, page 23

34. We reissue comment 39 of our letter dated April 27, 2012. Please explain your statement "our offering included an 8% dividend that was classified as interest expense on these financial statements."

Liquidity and Capital Resources, page 25

35. It is unclear why you have deleted your discussion of the sufficiency of your cash flows and your burn rate. Please revise your disclosure here to indicate whether you are having or anticipate having any cash flow or liquidity problems within the next 12 months. Please provide the basis for any statements you make in this regard.

36. We note your statement that you "are paying the expenses of the offering because we seek to (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 … and (ii) enable our common stock to be traded on the OTC Bulletin Board." As previously noted in prior comment 29, the Form 1-A offering upon qualification does not necessarily create a 1934 Exchange Act reporting obligation. Please revise your disclosure as appropriate.

Competition, page 28

37. We note your additional disclosure in response to comment 47 of our letter dated April 27, 2012. Please also revise to describe your competitive position within the industry based on the principal methods of competition you have identified.

Current Business Focus, page 28

38. We partially reissue comments 49 and 50 of our letter dated April 27, 2012. Please revise this section to provide additional disclosure of any material existing or probable government regulation applicable to your leasing and financing efforts and applicable to your business generally. As a non-exclusive example, please provide a description of government incentive programs and, to the extent known, the expiration of any such programs. With respect to the expiration of such programs, please clarify your reference in Note 5 to your financial statements that the Treasury Department curtailed the 1603 grant program on December 31, 2012.

Management, page 30

39. We partially reissue comment 53 of our letter dated April 27, 2012. It remains unclear which positions Mr. O'Dowd held within the past five years. In this regard, you only appear to provide clear disclosure up to 2009. Please revise to clarify.

40. We partially reissue comment 55 of our letter dated April 27, 2012. Please revise the description of Mr. Marx's business experience by clarifying his principal occupations and employment during the past five years, including the dates between which he held each position.

Security Ownership of Certain Beneficial Owners and Management, page 31

41. Please revise your tabular disclosure to identify the beneficial owner of SSI Development. We may have further comment.

Remuneration of Directors and Officers, page 32

42. We note that you have deleted the compensation received by Mr. Shorey from the table on page 32. Please revise your disclosure here to furnish the aggregate annual remuneration of each of the three highest paid persons who were officers or directors during your last fiscal year.

43. We reissue comment 60 of our letter dated April 27, 2012. Please revise to provide additional disclosure on the consulting arrangement you have with Mr. Shorey. For example, it is unclear how you calculated the payments to be made under that arrangement.

44. We note your response to comment 61 and we reissue it.   We note your statement on the cover page that "the company has no equity compensation plans and individual compensation arrangement and does not intend to enter into any equity compensation plans and individual compensation arrangement in the future." We note that Mr. O'Dowd has a salary and had an oral consulting arrangement with the company. We also note that Mr. Shorey had an oral consulting arrangement with the company. Please revise your cover page statement or advise us as applicable.

Interest of Management and Others in Certain Transactions, page 32

45. We note your revised disclosure in response to comment 63 of our letter dated April 27, 2012. It is unclear why you refer to the 11,000,000 shares "to be exchanged" when it appears that the transaction being referred to has already been consummated. Please advise or revise your disclosure to clarify.

Consolidated Financial Statements, page 35

46. We note you have revised your previously issued financial statements for the years ended December 31, 2011 and 2010. Please tell us the nature of these changes and provide an analysis of how you considered FASB ASC 250-10-45. If you conclude this was a correction of an error, please revise to clearly indicate on the face of your financial statements that they have been restated and provide disclosures required by FASB ASC 250-10-50-7.

Consolidated Statement of Operations, page 37

47. We read your response to our prior comment 68 of our letter dated April 27, 2012. Your response did not address our comment, thus the comment will be reissued. Please revise to present separately preferred dividends on the face of the income statement below net income (loss) in computing loss applicable to common stockholders or show us why your presentation as interest expense is appropriate.

48. It appears to us the net income per share for the three months ended March 31, 2012 should be revised to $0.00. We also note that the weighted average shares outstanding for the three months ended March 31, 2012 equals the total shares outstanding as of the end of the period and does not appear to include proportionate weighting for the period prior to the most recent private placements. Please revise your computation of weighted average number of common shares outstanding and earnings per share for the three months ended March 31, 2012, or tell us why you believe no revision is necessary.

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page 41

49. We note your response to prior comment 72 of our letter dated April 27, 2012. However, we note that you have not revised your disclosures as stated in your response. As a result, the comment will be reissued. We note that you generate revenue from sales, installation and leasing fees. Please revise to expand your revenue recognition policies followed relating to each of your revenue stream. To enhance an investor's understanding of your business, please quantify each revenue stream for each period presented.

50. We note your response to prior comment 73 of our letter dated April 27, 2012. However, we note that you have not revised the disclosures as stated in your response. As a result, the comment will be reissued. We note your revenue recognition policy disclosure lists the four criteria outlined in SAB 104. Please revise your disclosures to clarify how each of these criteria specifically applies to each of your revenue streams (e.g. disclose how persuasive evidence of an arrangement is demonstrated). If applicable, please highlight whether there are differences between major classes of customers (e.g. sales, installation and leasing) and/or differences among standard products versus customized orders. In addition, disclose significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

Accounts Receivable, page 41

51. We note your response to prior comment 75 of our letter dated April 27, 2012. However, we note that you have not addressed the issues noted in the comment. As such, the comment will be reissued. Please revise to disclose your dependence on major customers and major vendors and provide the disclosures as required by FASB ASC 275-10-50-16 and 280-10-50-42.

Note 3 Share Exchange Agreement between ABCO Energy, Inc and Energy Conservation Technologies, Inc (ENYC), page 42

52. We note your response to prior comment 77 of our letter dated April 27, 2012. We note your revised disclosure that you have allocated the value of the shares issued for consulting services (i.e., $12,000) to the inventory acquired in the transaction. Considering the nature of the transaction, it appears to us that such consulting services should be expensed as transaction costs in accordance with FASB ASC 805-10-25-23 rather than capitalized as inventory. Please revise your financial statements accordingly or explain to us in detail the nature of the services provided and the basis for capitalizing these services as inventory and how it is appropriate. Provide us with the specific accounting literature that supports your position.

Exhibit Index, page 48

53. We reissue comment 79 of our letter dated April 27, 2012. Please revise the index to identify the location of each exhibit under the sequential page numbering system for the Form 1-A. See Item 1(c) of Part III of Form 1-A.

Exhibits

54. We note that the form of subscription agreement asks investors to contact David Shorey with any questions despite his resignation as an officer of the company. Please revise the subscription agreement accordingly.

55. We note the language on page four of the form of subscription agreement that the subscribers may not revoke the subscriptions. Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an <u>irrevocable</u> offer to purchase those shares. We may have further comment.

56. The representations required in Sections 2 and 3 of the subscription agreement that subscribers have carefully read the offering circular and risk factors and have decided to subscribe based on their independent investigation and evaluation and the representation that the subscriber is "knowledgeable and experienced" should be deleted, unless such representation is included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

57. We note the reference to "Units" on page 6 of the form of subscription agreement. Please revise or advise.

58. We note the references to "Nico Worldwide" and "Ebco Energy" on page 10 of the form of subscription agreement. It is unclear what relationship the company has to these entities. Please advise or revise.

59. It appears that your legality opinion is missing page two. Please file a complete legality opinion with your next amendment. We may have further comment.

60. We reissue comment 62 of our letter dated April 27, 2012. It appears that the company is party to oral contracts that would be required to be filed as exhibits if they were written,

you must provide a written description of the oral consulting contracts as exhibits to the offering statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact James Giugliano at (202) 551-3319 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director